UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

CIRCOR INTERNATIONAL, INC.

(Name of Subject Company)

CR ACQUISITION COMPANY

(Offeror)

CRANE CO.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

17273K109

(CUSIP Number of Class of Securities)

Anthony M. D’Iorio

Vice President, General Counsel and Secretary

100 First Stamford Place

Stamford, Connecticut 06902

(203) 363-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ann Beth Stebbins

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$936,526,095.00	$113,506.96

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying (i) $45.00, the tender offer price, by (ii) 20,811,691 shares of common stock, par value $0.01 per share (the “Shares”), of CIRCOR International, Inc. (“CIRCOR”), which includes (a) 19,900,885 Shares issued and outstanding as of June 18, 2019, as set forth in CIRCOR’s Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2019 (the “CIRCOR Schedule 14D-9”), plus (b) 730,767 stock options relating to the Shares outstanding as of June 18, 2019, as set forth in the CIRCOR Schedule 14D-9, plus (c) 305,146 restricted stock units relating to the Shares outstanding as of June 18, 2019, as set forth in the CIRCOR Schedule 14D-9, plus (d) 135,148 performance share units relating to the Shares outstanding as of June 18, 2019, as set forth in the CIRCOR Schedule 14D-9 and minus (e) 260,255 Shares owned, as of the date of this document, by Crane Co. and its subsidiaries.

**

The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2019, issued August 24, 2018, by multiplying the transaction valuation by .0001212

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $113,493.68	Filing Party: Crane Co. and CR Acquisition Company
Form or Registration No.: Schedule TO-T (File No. 005-57061)	Date Filed: June 17, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to Schedule TO (this “Amendment”) is filed by Crane Co., a Delaware corporation (“Crane”), and CR Acquisition Company, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Crane, and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 17, 2019 (together with any amendments or supplements thereto, the “Schedule TO”) by Crane and the Purchaser, relating to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of CIRCOR International, Inc., a Delaware corporation (“CIRCOR”), at $45.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2019 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”, and which, together with the Offer to Purchase, collectively constitute the “Offer”). This Amendment is being filed on behalf of Crane and the Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.

Items 1 through 11.

The Offer to Purchase is hereby amended and supplemented as follows:

1.

In the section entitled “Introduction”, on page 9, the first complete sentence, which begins with “According to CIRCOR’s Quarterly Report on Form 10-Q”, is hereby amended and restated in its entirety to read as follows:

According to CIRCOR’s Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2019 (the “CIRCOR Schedule 14D-9”), as of June 18, 2019, there were (i) 19,900,885 Shares issued and outstanding (not including 1,372,488 Shares that were held in the treasury of CIRCOR), (ii) 730,767 stock options to purchase Shares, (iii) 305,146 restricted stock units outstanding and (iv) 135,148 performance stock units outstanding.

2.

In Section 7 “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations”, on page 19, the final sentence in the paragraph following “Stock Exchange Listing”, which begins with “According to the CIRCOR Q1 2019 Form 10-Q”, is hereby amended and restated in its entirety to read as follows:

According to the CIRCOR Schedule 14D-9, as of June 18, 2019, there were 19,900,885 Shares issued and outstanding (not including 1,372,488 Shares that were held in the treasury of CIRCOR).

3.

In Section 9 “Certain Information Concerning the Purchaser and Crane”, on page 21, in the third paragraph following “Additional Information”, the following is hereby added after the sentence “Crane acquired such Shares on May 20, 2019.”:

For additional information about the Stock Purchase Agreement, see “The Offer—Section 11—Background of the Offer; Other Transactions with CIRCOR.”

4.

In Section 11 “Background of the Offer; Other Transactions with CIRCOR”, on page 26, the first complete paragraph, which begins with “On May 16, 2019, Crane and Gabelli Small Cap Growth Fund, an affiliated fund of GAMCO,” is hereby amended and restated in its entirety to read as follows:

On May 16, 2019, Crane and Gabelli Small Cap Growth Fund, an affiliated fund of GAMCO, entered into a Stock Purchase Agreement, pursuant to which Gabelli Small Cap Growth Fund agreed to sell to Crane 180,000 shares of CIRCOR common stock for $35.00 per share (the “Stock Purchase Agreement”). The Stock Purchase Agreement contained limited representations and warranties of the parties and no post-closing covenants, obligations or understandings of any kind. The transactions contemplated by the Stock Purchase Agreement were effected on May 20, 2019 when Crane acquired the Shares pursuant to the Stock Purchase Agreement. The Stock Purchase Agreement did not in any way obligate Mr. Gabelli or his affiliated companies to support the sale of CIRCOR to Crane.

5.	In Section 14 “Conditions of the Offer”, on page 33, the introductory language of this section is hereby amended and restated in its entirety to read as follows:

Notwithstanding any other provision of the Offer, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if, on or before the Expiration Date, the Minimum Tender Condition, the Merger Agreement Condition, the Section 203 Condition, the Antitrust Condition, or the Impairment Condition shall not have been satisfied, or if, at any time on or after the date of this Offer to Purchase and on or before the Expiration Date, any of the following conditions exist:

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6.	In Section 14 “Conditions of the Offer”, on page 34, clause (a) under subsection (iv) is hereby amended and restated in its entirety to read as follows:

(a) any general suspension of trading in, or limitations imposed for more than 24 hours by national securities exchanges on the ability of investors to place orders outside of specified price ranges for, securities on any United States national securities exchange or in the over-the-counter market,

7.

Based on publicly available information regarding events involving Iran, the Purchaser and Crane do not believe that the condition in clause (f) under subsection (iv) has been triggered. To clarify when the condition may be triggered, in Section 14 “Conditions of the Offer”, on page 34, clause (f) under subsection (iv) is hereby amended and restated in its entirety to read as follows:

(f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on or outbreak or act of terrorism involving the United States that, in each case, in our reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of CIRCOR and its subsidiaries, taken as a whole,

8.	In Section 14 “Conditions of the Offer”, on page 36, subsection (x) is hereby amended and restated in its entirety to read as follows:

any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency (including the other matters described or referred to in “The Offer—Section 15—Certain Legal Matters; Regulatory Approvals; Appraisal Rights”) shall not have been obtained on terms reasonably satisfactory to Crane and the Purchaser or any waiting period or extension thereof imposed by any Governmental Entity with respect to the Offer shall not have expired.

9.	In Section 14 “Conditions of the Offer”, on page 37, the second to last paragraph of the section is hereby amended and restated in its entirety to read as follows:

The foregoing conditions are for the sole benefit of Crane, the Purchaser and their affiliates and may be asserted by us or may be waived by us in our sole discretion, in whole or in part, at any time on or before the Expiration Date, subject to applicable law.

10.	In Section 18 “Miscellaneous”, on page 40, the first paragraph of the section is hereby amended and restated in its entirety to read as follows:

Neither the Purchaser nor Crane is aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot cause the Offer to comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

11.

In Exhibit (a)(1)(E), the “Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees”, the second to last paragraph of the letter, which begins with “The Offer is not being made to,”, is hereby amended and restated in its entirety to read as follows:

Neither the Purchaser nor Crane is aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot cause the Offer to comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2019

CRANE CO.

By:	/s/ Richard A. Maue
Name:	Richard A. Maue
Title:	Senior Vice President and
Chief Financial Officer

CR ACQUISITION COMPANY

By:	/s/ Richard A. Maue
Name:	Richard A. Maue
Title:	Vice President

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